UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 09, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on August 09, 2021, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buyback programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the buyback programme was announced: 15 June / 28 July 2021.

The duration of the first tranche of the buyback programme: 28 July 2021 to 28 September 2021.

Size of the buyback programme: Up to 75,000,000 shares, but maximum total consideration for the first tranche: USD 99,000,000.

From 2 August 2021 until 6 August 2021, Equinor ASA has purchased a total of 572,117 own shares at the Oslo Stock Exchange at an average price of NOK 176.8260 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
2 August	115,000	175.3816	20,168,884.00
3 August	114,437	176.4465	20,192,008.12
4 August	114,655	176.8226	20,273,595.20
5 August	114,525	176.9488	20,265,061.32
6 August	113,500	178.5518	20,265,629.30

Previously disclosed buybacks under the programme (accumulated)	348,700	174.2292	60,753,721.77

Total buybacks under the programme	920,817	175.8426	161,918,899.71

Following the completion of the above transactions, Equinor ASA owns a total of 11,853,430 own shares, corresponding to 0.36% of Equinor ASA's share capital, including shares under Equinor`s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Appendix: A detailed overview of all transactions made under the buyback programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: August 09, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer